UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Name of Issuer)

Ordinary Shares, Par Value HK$0.025 Per Share

(Title of Class of Securities)

654407105

(CUSIP Number)

Shuang Wang

c/o Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, People’s Republic of China

Tel No. +86 10 6589 9922

With a copy to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 2 of 15 Pages

1.	Names of Reporting Persons Shuang Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 3 of 15 Pages

1.	Names of Reporting Persons Min Dong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 4 of 15 Pages

1.	Names of Reporting Persons Value Chain International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person OO (British Virgin Islands company)

CUSIP No. 654407105	SCHEDULE 13D/A	Page 5 of 15 Pages

1.	Names of Reporting Persons Xiaoguang Ren
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 6 of 15 Pages

1.	Names of Reporting Persons Kin Fai Ng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 7 of 15 Pages

1.	Names of Reporting Persons Oriental Plan Developments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person OO (British Virgin Islands company)

CUSIP No. 654407105	SCHEDULE 13D/A	Page 8 of 15 Pages

1.	Names of Reporting Persons Bolin Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 9 of 15 Pages

1.	Names of Reporting Persons Zhonghai Xu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 654407105	SCHEDULE 13D/A	Page 10 of 15 Pages

1.	Names of Reporting Persons Tommy Siu Lun Fork
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D previously filed by the undersigned on October 22, 2012 with the United States Securities and Exchange Commission (the “SEC”), as amended and restated by Amendment No. 1 filed by the undersigned on July 30, 2013 and by Amendment No. 2 filed by the undersigned on January 29, 2014 (as so amended and restated, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment No. 3, this “Schedule 13D”). Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

“Closing of Transaction

On May 29, 2014, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 22nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors and officers of the Issuer to do all things necessary to give effect to the Merger Agreement.

Also on May 29, 2014, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 29, 2014, pursuant to which the Merger became effective on that date. As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the effective time of the Merger, each outstanding Ordinary Share of the Issuer was cancelled in exchange for the right to receive $1.80 and each ADS, each representing one Ordinary Share, was cancelled in exchange for the right to receive $1.80 (less a $0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement of the Issuer), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Ordinary Shares and ADSs beneficially owned by any member of the Consortium (the “Rollover Shares”), (b) the Ordinary Shares which are reserved for issuance upon exercise of options and vesting of restricted shares under the Issuer Option Plans (as defined below) (the “Reserved Shares”), (c) the Ordinary Shares which were repurchased by the Issuer under the Issuer’s share repurchase plan (the “Repurchased Shares”) and (d) the Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (law 3 of 1961, as consolidated and revised). The Rollover Shares, the Reserved Shares and the Repurchased Shares were cancelled for no cash consideration. The Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

In addition, at the effective time of the Merger, each option to purchase Ordinary Shares pursuant to the Ninetowns Digital World Trade Holdings Limited Amended and Restated 2004 Share Option Plan and the Ninetowns Digital World Trade Holdings Limited 2006 Share Incentive Plan (collectively, the “Issuer Option Plans”) that was outstanding and unexercised (whether or not vested or exercisable) was cancelled and converted into the right to receive a cash amount equal to (a) the total number of Ordinary Shares issuable under such option immediately prior to the effective time of the Merger multiplied by (b) the excess, if any, of (x) $1.80 over (y) the exercise price payable per Ordinary Share underlying such option, without interest and net of any applicable withholding taxes. Each unexercised option held by any Consortium member was cancelled and ceased to exist at the effective time of the Merger without payment of any consideration or distribution therefor.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time were cancelled for nil cash consideration in exchange for the right to subscribe for newly issued shares of Parent for cash at par in accordance with the Merger Agreement and the Voting and Subscription Agreement and the Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 15 in connection with the completion of the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs and the underlying Ordinary Shares and the reporting obligation of the Issuer under the Exchange Act will be terminated.”

Page 11 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

“(a) – (b)	As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time were cancelled for nil cash consideration in exchange for the right to subscribe for newly issued shares of Parent for cash at par in accordance with the Merger Agreement and the Voting and Subscription Agreement.

(c)	Except for the transactions described in Item 4, there were no transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days.

(d) – (e)	Not applicable.”

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2014

SHUANG WANG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

MIN DONG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

VALUE CHAIN INTERNATIONAL LIMITED

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

XIAOGUANG REN

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

KIN FAI NG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

ORIENTAL PLAN DEVELOPMENTS LIMITED

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

Page 13 of 15 Pages

BOLIN WU

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

ZHONGHAI XU

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

TOMMY SIU LUN FORK

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

Page 14 of 15 Pages

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement, dated October 22, 2012, by and among the Reporting Persons (incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed on October 22, 2012).

Exhibit 7.02:	Consortium Agreement, dated October 12, 2012, by and among the Consortium members (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed on October 22, 2012).

Exhibit 7.03:	Proposal Letter to the Issuer dated October 12, 2012 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed on October 22, 2012).

Exhibit 7.04:	Power of Attorney dated January 29, 2014, granted by each of Mr. Shuang Wang, Ms. Min Dong, Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Tommy Siu Lun Fork and Mr. Zhonghai Xu in favor of Mr. Shuang Wang and Mr. Tommy Siu Lun Fork (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed on January 29, 2014).

Exhibit 7.05:	Agreement and Plan of Merger, dated as of January 29, 2014, among Ninetowns Internet Technology Group Company Limited, Ninetowns Holdings Limited and Ninetowns Merger Sub Limited (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed on January 29, 2014).

Exhibit 7.06:	Voting and Subscription Agreement, dated as of January 29, 2014, by and among Ninetowns Holdings Limited and each of the Reporting Persons (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed on January 29, 2014).

Exhibit 7.07:	Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of Ninetowns Internet Technology Group Company Limited (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed on January 29, 2014).

Page 15 of 15 Pages